UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-41221

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/22 (MM/DD/YY) AND ENDING 10/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MARK J. MULLER EQUITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18 PHEASANT DRIVE
(No. and Street)

RYE	NY	10580
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALAN KRIM	516-526-1586	akrim@mullerequities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

MAR 4 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, MARK J. MULLER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MARK J. MULLER EQUITIES, INC., as of 10/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

IAN G DOUGLAS
Notary Public, State of New York
Reg. No. 01DO6340695
Qualified in Nassau County
Commission Expires 4/25/2024

Ian Douglas 11/7/23
Notary Public

Signature: [signature]

Title:
PRESIDENT/CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MARK J. MULLER EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2023



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Mark J. Muller Equities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mark J. Muller Equities, Inc. (the "Company") as of October 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Mark J. Muller Equities, Inc. as of October 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Mark J. Muller Equities, Inc.'s auditor since 2023.

Hauppauge, New York
January 29, 2024

Nawrocki Smith LLP

MARK J. MULLER EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2023

ASSETS

Assets

Cash	$	21,163
Deposit with clearing broker		103,955
Accounts receivable		215,686
Due from clearing broker		11,234
Due from stockholder		20,000
Other assets		23,308
TOTAL ASSETS	**$**	**395,346**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	214,256
Subordinated borrowings		50,000
Total liabilities		264,256

Stockholders' equity

Common stock		25,000
Additional paid in capital		714,796
Retained earnings (deficit)		(608,706)
Total stockholders' equity		131,090
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**395,346**

See accompanying notes to financial statement.

1.   **Statement of Significant Accounting Policies:**
        Organization:

Mark J. Muller Equities, Inc. (the Company), a New York State S-corporation formed in 1987, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchanges Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition:

The Company principally earns commissions buying and selling securities for a diverse group of institutional investors. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related execution and clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Based on the factors identified in the preceding sentence, no significant judgements are required that affect the determination of the amount and timing of revenue from contracts with customers.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which deferred the effective date of ASU No. 2014-09; ASU No. 2016-08 "Principals versus Agent Considerations (Reporting Revenue Gross Versus Net), which clarified the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing, "which clarified the identification of performance obligations and licensing implementation guidance; ASU No 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606," which both affect narrow aspects of Topic 606. Topic 606 (as amended) was effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company's execution transactions generally settle T+2, upon which no performance obligation remain to fulfill the Company's obligations to its customers.

1.   **Statement of Significant Accounting Policies (Continued):**
        Basis of Accounting:

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

        Cash and Cash Equivalents:

        Cash equivalents are limited to short-term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

        Accounts Receivable:

        The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on the history of past write-offs and collections and current conditions. No allowance for doubtful accounts was required at October 31, 2023.

        Use of Estimates:

        Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

        Income Taxes:

        The Company is taxed as an S-corporation for federal and state income tax purposes; thus, no provision has been recorded for income tax expense in the financial statements. The taxable income of the Company is passed through to the stockholders and reported on their individual tax returns. The Company is, however, subject to New York State Franchise Tax and New York City General Corporation Tax.

        In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At October 31, 2023, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in the State and City of New York, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

        Fair Value Measurement:

        The Company adopted fair value measurement standards prescribed by the FASB which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments.

2.   **Commissions Receivable:**

The Company has outstanding receivables consisting of commissions earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established. However, any receivables over thirty days old are considered non-allowable assets for the Company's net capital computation purposes. As of October 31, 2023, $52, 297 of commissions receivable were considered non-allowable.

3.   **Subordinated Borrowings:**

Subordinated liabilities consist of a subordinated loan agreement which was approved by the New York Stock Exchange. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan may not be repaid. The loan is payable to an entity owned by one of the Company's stockholders.

	Maturity Date	**Interest Rate**	**Face Value**
Subordinated Loan	April 30, 2024	6%	$50,000

4.   **Bank Line of Credit:**

The Company has access to a $100,000 bank line of credit with an interest rate of 9.5%. As of October 31, 2023, there was no outstanding liability in connection with the line of credit. The line of credit is guaranteed by the stockholders of the Company. There was an interest expense of $655 incurred for the year ended October 31, 2023.

5.   **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2023, the Company had net capital of $66,160 after adjustments for non-allowable assets, which was $51,876 in excess of its required net capital of $14,284. The Company's net capital ratio was 3.2385 to 1.

6.   **Commitments and Contingencies:**

In the ordinary course of business, the Company is subject to inquiries from certain regulators. There are no pending regulatory inquiries to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its financial position.

The Company had no significant contingent liabilities requiring disclosures in the financial statements.

7.   **Related Party Transactions:**

The Company loaned its majority stockholder $20,000. The loan is non-interest bearing with no repayment terms.

8.   **Concentration of Risk:**

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities, Inc. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company in the event of customer non-performance. In accordance with industry practice, the clearing firm records customer transactions on a settlement date basis, which generally is three business days after the trade date. The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Revenue billed to five customers accounted for approximately 10%, 10%, 10%, 8% and 6%, respectively, of the Company's earned net revenue, and accounts receivable due from five customers amounted to approximately 57% of accounts receivable at October 31, 2023.

9.   **Subsequent events:**

Management has evaluated subsequent events through January 29, 2024, the date the financial statements were available to be issued.